Mateon Therapeutics, Inc.

701 Gateway Blvd, Suite 210

South San Francisco, CA 94080

May 18, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mateon Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-217904)

CIK No. 0000908259

Filed May 11, 2017

Application for Withdrawal

Ladies and Gentlemen:

Mateon Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement (File No. 333-217904) on Form S-1, together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on May 11, 2017.

The Registrant confirms that no securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Registrant has determined not to proceed with the offering and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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Please address any questions you may have to Matthew M. Loar, Chief Financial Officer of Mateon Therapeutics, Inc., by telephone at (650) 635-7000.

Thank you for your assistance with this matter.

Sincerely,

Mateon Therapeutics, Inc.

By:	/s/ William D. Schwieterman
Name:	William D. Schwieterman, M.D.
Title:	President and Chief Executive Officer